[Letterhead of Babcock & Brown Air Limited]
June 11, 2010
VIA EDGAR AND FAX
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela A. Long

Re:	Babcock & Brown Air Limited (the “Company”) Registration Statement on Form F-3 (File No. 333-166666) Filed on May 7, 2010
Dear Ms. Long:
     Reference is made to your letter, dated June 7, 2010, regarding the Company’s Registration Statement on Form F-3 (File No. 333-166666). Set forth below is the comment in your letter, followed by the Company’s response to that comment.
General
1.	Because Rule 415(a)(1)(i) of the Securities Act excludes from the concept of secondary offerings sales by parents or subsidiaries of the issuer, it appears that you may not register these securities as a resale. Please advise us supplementally why you believe the pending offering is a resale offering consistent with Rule 415(a)(1)(i) rather than a primary offering on your behalf. Please refer to Securities Act Forms Question 116.15 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations.
Response: The Company does not believe that the pending offering is a primary offering on its behalf, because the selling shareholder is neither a parent or subsidiary of the Company. As disclosed on page 1 of the Registration Statement, the selling shareholder is a wholly owned subsidiary of Babcock & Brown Limited. Babcock & Brown Limited is neither a parent nor a subsidiary of the Company, and its only current relationship with the Company is its 4.99% shareholding of the Company’s outstanding common shares in the form of American Depositary Shares. [In addition, to the best of the Company’s knowledge, no affiliates of the selling shareholder have a beneficial interest in the Company’s outstanding securities.] The Company therefore believes that the offering is not precluded by Rule 415(a)(1)(i). In particular, the selling shareholder and the Company do not have “an identity of interest,” as contemplated by Question 116.15 of the Compliance and Disclosure Interpretations.

The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call our outside counsel, Boris Dolgonos at Weil, Gotshal & Manges LLP at (212) 310-8316, if you have any questions or concerns regarding the foregoing.

Very truly yours,
/s/ Gary Dales
Gary Dales
Chief Financial Officer

cc:	Craig Slivka, SEC Special Counsel Dorine H. Miller, SEC Financial Analyst Boris Dolgonos, Weil, Gotshal & Manges LLP

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